                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                                (Amendment No. 4)*

                             Uno Restaurant Corporation
           --------------------------------------------------------
                                (Name of Issuer)

                           Common STock, $.01 Par Value
           --------------------------------------------------------
                          (Title of Class of Securities)

                                   914900-10-5
           --------------------------------------------------------
                                 (CUSIP Number)

                     Aaron D. Spencer, 100 Charles Park Road,
                        West Roxbury, Massachusetts 02132
                                 (617) 323-9200
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                   March 2000
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information  which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 914900-10-5                 13D                 Page 2 of 8 Pages


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Uno Associates
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /x/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     Massachusetts
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                    1,861,977
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                            0
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                    1,861,977
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                            0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     1,861,977
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     16.8%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     PN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

CUSIP No. 914900-10-5                 13D                 Page 3 of 8 Pages


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Aaron D. Spencer
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /x/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     United States
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                    6,742,346
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                            0
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                    6,742,346
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                            0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     6,742,346
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     60.7%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

ITEM 1.  SECURITY AND ISSUER.

         This Schedule 13D relates to the shares of Common Stock, $.01 par value ("Common Stock"), of Uno Restaurant Corporation, a Massachusetts corporation (the "Issuer"), whose principal executive offices are located at 100 Charles Park Road, West Roxbury, Massachusetts 02132.


ITEM 2.  IDENTITY AND BACKGROUND.

         This Statement is filed jointly by (a) Uno Associates ("Uno Associates") and (b) Aaron D. Spencer (the "Reporting Persons").

         Uno Associates is a general partnership owned 80% by Aaron D. Spencer and 10% each by his two adult children, Lisa Spencer Cohen and Mark Spencer. Aaron D. Spencer is deemed to be the beneficial owner of all of the shares held by Uno Associates, although Lisa Spencer Cohen and Mark Spencer, as partners in Uno Associates have a beneficial interest in any dividends from, or the proceeds from the sale of, such shares.

         Mr. Aaron D. Spencer, a U.S. citizen, is Chairman of Uno Restaurant Corporation which is located at 100 Charles Park Road, West Roxbury, Massachusetts 02132.

         Mr. Mark Spencer, a U.S. citizen, is a professional photographer, residing at 13 Sunset Rock Road, Andover, Massachusetts 01810. Ms. Lisa Spencer Cohen, a U.S. citizen, is a homemaker, residing at 33 Reservoir Drive, Chestnut Hill, Massachusetts 02167.

         During the past five years, none of the persons described in this Item 2 have been convicted in a criminal proceeding. None of such persons is, and during the past five years none has been, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Reporting Persons are founders of the Issuer and the bulk of their Common Stock was acquired in connection therewith, as previously reported on
Schedule 13G, as amended, of the Reporting Persons. As previously reported on
Schedule 13D, as amended, on August 30, 1999, Uno Associates distributed an aggregate of 2,200,000 shares of Common Stock, on a pro-rata basis, to its three partners: 1,760,000 shares to Mr. Spencer, 220,000 shares to Mr. Mark Spencer and 220,000 shares to Ms. Lisa Spencer Cohen. Further, the previously reported purchase by Mr. Spencer from Mr. Mark Spencer and Ms. Lisa Spencer Cohen of a total of 440,000 shares of Common Stock (in connection with the Issuer's proposed public offering of Common Stock, for which the Issuer filed with the Securities and Exchange Commission a registration statement Form S-2 (Reg. No. 333-86765) on September 9, 1999) WAS NOT CONSUMMATED. However, on February 16, 2000, Mr. Spencer sold 12,375 shares of Common Stock for $10.875 per share, and on March 8, 2000, Mr. Spencer sold 38,505 shares of Common Stock for $10.00 per share. Both sales were executed in the over-the-counter market through a brokerage transaction in the ordinary course of business. All share numbers herein have been adjusted to reflect a 10% stock dividend declared by the Issuer on November 30, 1999, and paid on December 23, 1999 to stockholders of record on December 13, 1999.

ITEM 4.  PURPOSE OF TRANSACTION.

         The 12,375 shares of Common Stock sold on February 16, 2000 and the 38,505 shares of Common Stock sold on March 8, 2000 were sold by Mr. Spencer in the over-the-counter market through a brokerage transaction in the ordinary course of business. Except as described in this Item 4, the Reporting Persons have no current plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure;

(g) Changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)      Any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b). The following is the amount of Common Stock that is beneficially owned by each Reporting Person:

      Name                  Aggregate # of Shares         Percentage of Class
      ----                  ---------------------         -------------------
Uno Associates                    1,861,977                      16.8%

Aaron D. Spencer                  6,742,346                      60.7%

         All share numbers herein have been adjusted to reflect a 10% stock dividend declared by the Issuer on November 30, 1999, and paid on December 23, 1999 to stockholders of record on December 13, 1999.

         Aaron D. Spencer deems all of the above-mentioned 6,742,346 shares of Common Stock to be beneficially owned by him. Of said shares, (i) 1,119 shares are held in account under an employee stock ownership plan, (ii) 181,018 shares are held by a charitable foundation of which Aaron D. Spencer is a trustee,
(iii) 1,861,977 shares are held by Uno Associates (iv) Mr. Spencer has beneficial ownership of 440,000 shares that are held by Mr. Spencer's children and (v) 23,650 shares are subject to currently exercisable options.

         The Reporting Persons own in the aggregate approximately 60.7% of the outstanding shares of Common Stock.

          (c) As described in Item 3 above, on August 30, 1999, Uno Associates distributed an aggregate of 2,200,000 shares of Common Stock, on a pro-rata basis, to its three partners: 1,760,000 shares to Mr. Spencer, 220,000 shares to Mr. Mark Spencer and 220,000 shares to Ms. Lisa Spencer Cohen. Further, the previously reported purchase by Mr. Spencer from Mr. Mark Spencer and Ms. Lisa Spencer Cohen of a total of 440,000 shares of Common Stock (in connection with the Issuer's proposed public offering of Common Stock, for which the Issuer filed with the Securities and Exchange Commission a registration statement Form S-2 (Reg. No. 333-86765) on September 9, 1999) WAS NOT CONSUMMATED. However, on February 16, 2000, Mr. Spencer sold 12,375 shares of Common Stock for $10.875 per share, and on March 8, 2000, Mr. Spencer sold 38,505 shares of Common Stock for $10.00 per share. Both sales were executed in the over-the-counter market through a brokerage transaction in the ordinary course of business. All share numbers herein have been adjusted to reflect a 10% stock dividend declared by the Issuer on November 30, 1999, and paid on December 23, 1999 to stockholders of record on December 13, 1999.


         (d)      See Item 2.

         (e)      Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except to the extent described in Items 2 and 5, none of the persons identified in Item 2 is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit A.  Joint Statement.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 19, 2000
-------------------------
       (Date)
                                       /s/ Aaron D. Spencer
                                   -------------------------------------
                                             Aaron D. Spencer


                                   UNO ASSOCIATES

                                   By:      /s/ Aaron D. Spencer
                                       ---------------------------------
                                               Aaron D. Spencer,
                                               a general partner

                                    EXHIBIT 1


                   AGREEMENT PURSUANT TO RULE 13D-1(F)(1)(III)





         Pursuant to Rule 13d-1(f)(1)(iii), the undersigned Aaron D. Spencer and Uno Associates, do hereby agree that the Schedule 13D to which this Agreement is attached as an exhibit shall be deemed filed on behalf of each of Aaron D. Spencer and Uno Associates.



Dated:   May 19, 2000                           /s/ Aaron D. Spencer
         ------------------                     -------------------------------
                                                Aaron D. Spencer




                                                UNO ASSOCIATES



Dated:   May 19, 2000                           By:      /s/ Aaron D. Spencer
         ------------------                        ----------------------------
                                                   Aaron D. Spencer, Partner